April 29, 2026

Andrew Regan
Chief Executive Officer
CDT Equity Inc.
4851 Tamiami Trail North, Suite 200
Naples, FL 34103

       Re: CDT Equity Inc.
           Registration Statement on Form S-3
           Filed April 22, 2026
           File No. 333-295226
Dear Andrew Regan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Todd Mason